EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

						Three Months
						Ended
	2000	2001	2002	2003	2004	March 31, 2005
Consolidated pretax income	$134,840	$218,336	$309,340	$396,217	$521,212	$101,168

Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	(163)	(26)	(2,689)	94	(5,772)	(99)

Amortization of capitalized interest	27,581	31,878	32,162	38,263	41,764	10,081

Interest	62,610	55,327	49,086	50,125	53,242	15,407

Less interest capitalized during the period	(34,105)	(31,675)	(39,695)	(42,602)	(52,015)	(15,182)

Interest portion of rental expense	6,065	7,190	6,679	5,973	5,639	1,304

EARNINGS	$196,828	$281,030	$354,883	$448,070	$564,070	$112,679

Interest	$62,610	$55,327	$49,086	$50,125	$53,242	$15,407

Interest portion of rental expense	6,065	7,190	6,679	5,973	5,639	1,304

FIXED CHARGES	$68,675	$62,517	$55,765	$56,098	$58,881	$16,711

Ratio of earnings to fixed charges	2.87	4.50	6.36	7.99	9.58	6.74